Securities Act File No. 333-198737

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 1

Full Circle Capital Corporation

(Exact name of registrant as specified in charter)

102 Greenwich Avenue, 2nd Floor

Greenwich, CT 06830

(Address of Principle Executive Offices)

(203) 900-2100

(Registrant’s telephone number, including area code)

Gregg J. Felton

Chief Executive Officer and President

102 Greenwich Avenue, 2nd Floor

Greenwich, CT 06830

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq. Stephani M. Hildebrandt, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593

 Approximate date of proposed public offering: N/A

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to Section 8(c).

DEREGISTRATION OF UNSOLD SECURITIES

This Post-Effective Amendment No. 1 relates to the Registration Statement on Form N-2 (File No. 333-198737) (the “Registration Statement”). Pursuant to the Registration Statement, Full Circle Capital Corporation. (the “Company”) registered $300,000,000 of its securities including common stock, $0.01 par value per share, preferred stock, $0.01 par value per share, subscription rights, debt securities and warrants (collectively, the “securities”) to be sold pursuant to one or more public offerings. As of October 31, 2016, the Company had not sold any securities pursuant to the Registration Statement. On June 23, 2016, the Company and Great Elm Capital Corp., a Maryland corporation (“GECC”) entered into a definitive merger agreement (the “Merger Agreement”) under which the Company will merge with and into GECC, with GECC as the surviving corporation (the “Merger”). In connection with the Merger, the Company hereby deregisters $300,000,000 of the securities, which remain unsold as of the date of this filing.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, and the State of Connecticut, on the 31st day of October, 2016.

By:	/s/ Gregg J. Felton
Name: Gregg J. Felton
Title: Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities set forth below on the 31st day of October, 2016. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date

/s/ Gregg J. Felton
Gregg J. Felton	Chief Executive Officer and President (Principal Executive Officer)	October 31, 2016

/s/ John E. Stuart;
John E. Stuart	Chairman of the Board of Directors	October 31, 2016

/s/ Michael J. Sell
Michael J. Sell	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	October 31, 2016

*	Director	October 31, 2016
Mark C. Biderman
October 31, 2016

*	Director	October 31, 2016
Edward H. Cohen

*	Director	October 31, 2016
Terence B. Flynn

*	Director	October 31, 2016
Thomas A. Ortwein

* By:	/s/ Gregg J. Felton
Gregg J. Felton, as Attorney-in-fact